[UFEN Letterhead]

February 24, 2009
Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-0404
RE:	United Fuel & Energy Corporation
Form 10-K/A for the fiscal year ended December 31, 2006
Filed September 21, 2007
Form 10-K for the fiscal year ended December 31, 2007
Filed April 15, 2008
File No. 000-32473
Dear Mr. Mew:
     United Fuel & Energy Corporation (the “Company”), hereby submits the responses set forth below to your Comment Letter to the Company dated October 21, 2008 (the “Comment Letter”). The Company’s response set forth below corresponds to the comments in the Comment Letter. For your convenience, we have included your original comments from the Comment Letter (in italics) and followed them with our response.
1.	We note your responses to prior comments 1, 2 and 3 and the accompanied SAB 99 analysis. However, it does not appear that your analysis provides sufficient insight into whether the accounting errors would have significantly altered the total mix of information available to a reasonable investor. Your analysis does not clearly indicate how you have considered the total mix of information in explaining why the errors are not important to investors despite the fact that they are quantitatively material. Such an analysis should address why such significant impacts on operating income, net income and earnings per share are not material to an investors understanding of the Company’s results. Note that the qualitative factors as indicated within SAB 99 are not considered an exhaustive list of factors in which you should solely rely on in determining whether the errors are material to a reasonable investor. It should also be noted that while the indicators in SAB 99 may be a useful tool in your analysis, they were not intended for situations in which a quantitatively significant error is being analyzed for materiality. Therefore, you should consider all of the substantive factors affecting the total mix of information available to a reasonable investor based upon your specific facts and circumstances.

Mr. Andrew Mew
February 24, 2009

As such, please provide a more comprehensive analysis in addressing how you have concluded that the errors are not material to a reasonable investor. Also, please address the following additional comments.
Company Response:
Our September 25, 2008 response letter set forth the qualitative factors as to why we believed the fuel tax adjustments were not material. However, your comment requests that we further expand our analysis to indicate how we considered the total mix of information in explaining our reasoning as to “why the errors are not important to investors despite the fact that they are quantitatively material.” Set forth below are the reasons we believe that the fuel tax adjustments are not material to a reasonable investor.
•	The fuel tax adjustments were related to United Fuel & Energy Corporation (“UFE”) for the fiscal years ended 2001 through 2004. It was not until February 7, 2005 when we acquired UFE that the operations of UFE were incorporated into our filings through a reverse merger. As a result of the reverse merger, UFE became the accounting acquiror and the financial statements for 2005 and prior periods were recast to reflect UFE’s financial results. Prior to that time, we were a development stage company with very limited operations. Our public filings for the quarters ended and years ended 2001 through 2004 consisted only of our development stage company operations and UFE was not a part of these operations until the merger was consummated in 2005.[1]

•	Our directors and executive officers own a substantial portion of our shares and as a result, we are a closely held company and our shares are thinly traded on the OTC Bulletin Board.[2] For the years ended 2005 through 2006, our shareholder base ranged between 139 to 163 shareholders and our directors and executive officers owned between 41% to 55% of our shares. Of such percentage ownership in 2005 and 2006, our then Chairman of the

[1]	Our company was incorporated on April 5, 2000, under the laws of the State of Nevada under the name “USA Dealers Auction.com, Inc.” On January 30, 2002, we merged with Brands Shopping Network, Inc., a Nevada corporation and changed our name to “Brands Shopping Network, Inc.” On February 7, 2005, we acquired UFE, a Texas corporation, which was formed in 1998 for the purpose of consolidating certain companies which distributed gasoline, diesel, propane and lubricants. In conjunction with this acquisition, we changed our name to United Fuel & Energy Corporation.

[2]	The OTC Bulletin Board does not constitute an active trading market. In addition, the Company’s Annual Reports on Form 10-K for the years ended December 31, 2005 (filed April 3, 2006), December 31, 2006 (filed March 29, 2007), December 31, 2006, as amended (filed September 21, 2007) and December 31, 2007 (filed April 15, 2008) provided risk factor disclosure regarding our thinly traded shares — “Our common stock is highly illiquid and its price is volatile”. In addition, the Company’s Quarterly Reports on Form 10-Q for the respective quarterly periods from 2005 to present refer the reader to our year-end risk factor disclosures in the respective Annual Report on Form 10-K.

Mr. Andrew Mew
February 24, 2009

Board owned between 33% and 52% of our outstanding shares.[3] As of March 17, 2008, our directors and executive officers owned approximately 76% of our shares. Of such percentage ownership, our current Chairman of the Board owned approximately 63% of our outstanding shares.[4] Accordingly, the majority of our shares were held by our directors and executive officers.

•	As set forth in the table below and as more fully expanded in Appendix A, the impact of the fuel tax adjustments was not material for the years 2002 through 2006 and for the quarterly periods of 2005 through 2006 (i.e., the only quarterly periods filed that included the operating results of UFE). Of particular importance to us is the fact that the fuel tax accruals made during 2005 and 2006 did not have a significant impact on our GAAP operating result metrics, (i.e., revenue, cost of sales, gross profit, operating expenses and operating income). We believe the impact on both net income and earnings per share (basic and dilutive) are not as quantitatively meaningful since the adjustments are applied to a mathematically low net income or net loss in those respective years. In addition, as previously noted, for the years 2002 through 2004, the operations of UFE were not publicly reported. It was only the result of reverse acquisition accounting that UFE’s results were reflected for these years. The following table represents the percentage impact of the adjustments on the balances as previously reported (though the years 2002 through 2004 were only presented in our Selected Financial Data information in the respective Annual Reports on Form 10-K):

	2006	2005	2004	2003	2002
Revenues	0.00%	0.00%	0.00%	0.00%	0.00%
Cost of sales	0.16%	0.15%	-0.01%	-0.14%	-0.49%
Gross profit	-1.15%	-1.14%	0.07%	0.70%	2.17%
Expenses	0.00%	0.00%	0.00%	0.00%	0.00%
Operating income	-6.28%	-7.66%	0.61%	4.78%	507.37%
Net income / loss	-29.22%	-42.32%	5.42%	35.99%	-43.45%
Net income per share:
Basic	-54.03%	-42.32%	5.42%	35.99%	-43.45%
Diluted	-29.22%	-42.32%	5.42%	35.99%	-43.45%
•	In addition, in considering all of the substantive factors affecting the total mix of information available to the reasonable investor, it is important to note

[3]	Ownership percentages are based on data provided in our 2005 and 2006 proxy statements filed on May 1, 2006 and April 30, 2007, respectively, and includes common shares owned (and does not include stock options or convertible preferred shares). In addition, we disclosed the concentration of share ownership related to our Chairman in our December 31, 2005 and 2006 (and as amended) Forms 10-K Risk Factor disclosures titled: “We are controlled by one major shareholder, whose interests may differ from other shareholders.”

[4]	Ownership percentages are based on data provided in our 2007 proxy statement filed on April 29, 2008 and includes common shares owned (and does not include stock options or convertible preferred shares). In addition, we disclosed the concentration of share ownership related to our Chairman in our December 31, 2007 Form 10-K Risk Factor disclosure titled: “We are controlled by one major shareholder, whose interests may differ from other shareholders.”

Mr. Andrew Mew
February 24, 2009

that we issued earnings guidance during the periods 2005 and 2006 that included EBITDA as a key metric.[5] Prior to the UFE acquisition, no earnings guidance was issued since we were a development stage company.

Since EBITDA is a non-GAAP measure, we have not disclosed EBITDA values in our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. However, we have consistently disclosed EBITDA values in our guidance and earnings releases. For example, in an earnings guidance release during 2006 we stated:
By presenting EBITDA, UFE intends to provide investors with a better understanding of its core operating results to measure past performance as well as prospects for the future. UFE evaluates operating performance based on several measures, including EBITDA, as UFE believes it is an important measure of the operational strength of its business. EBITDA is not necessarily a measure of UFE’s ability to fund its cash needs, as it excludes certain financial information when compared to “Net Income (Loss).” Users of this financial information should consider the types of events and transactions which are excluded.6
As set forth in the table below and as more fully expanded in Appendix B, even with the additional cost of the fuel tax adjustments during 2005 and 2006, the Company met or exceeded its stated EBITDA guidance on an “as reported” basis and, moreover, if the fuel tax adjustments were excluded from “as reported” values we would have had the same or incrementally improved results.[7] Despite the fact that EBITDA is a non-GAAP measure, we believe that EBITDA is an operating metric used by our investors to understand the Company’s business. In fact, based on our past experience with our investors’ requests for guidance, we believe that our investors place a greater importance on EBITDA to measure the Company’s operating performance.

[5]	Our current quarterly and year-end earnings guidance continue to include EBITDA as a key metric.

[6]	Excerpt from our Current Report on Form 8-K filed on December 14, 2006.

[7]	Guidance amounts for 2006 and 2005 may be found in our Current Reports on Form 8-K filed on December 14, 2006 and February 9, 2006, respectively. “As reported” revenue and net income balances for 2006 are per our 2006 Annual Report on Form 10-K/A (filed on September 21, 2007). “As reported” revenue and net income balances for 2005 are per our 2005 Annual Report on Form 10-K (filed on April 3, 2006). EBITDA is defined, as consistent with our Form 8-K disclosures, as earnings before interest expense, income taxes, depreciation and amortization, and other non-cash expenses. EBITDA was calculated in the table by using “as reported” net income, interest expense, income taxes, and depreciation and amortization values per our 2006 Form 10-K/A (filed on September 21, 2007) and 2005 Form 10-K (filed on April 3, 2006) as well as our other non-cash expenses disclosed in our Form 8-K’s (filed on March 28, 2007 and April 17, 2008).

Mr. Andrew Mew
February 24, 2009

	2006			2005
			Excluding			Excluding
		As	fuel tax		As	fuel tax
($ in millions)	Guidance	reported	adjustment	Guidance	reported	adjustment
Revenue	$325 - $350	$335	$335	$275 - $285	$283	$283

Net Income	$2.0 - $2.5	$1.6	$2.1	$0.8 - $0.9	$0.9	$1.3

EBITDA	$9.0 - $11.0	$10.6	$11.1	$6.4 - $6.7	$6.6	$7.0
•	We disclosed our fuel tax adjustments in the Company’s Quarterly Reports on Form 10-Q for the quarters June 30, 2006 (filed August 11, 2006) and September 30, 2006 (filed November 13, 2006), respectively, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (filed on March 29, 2007). As illustrated in the table below[8], we did not experience an inordinate level of stock price volatility on those dates, or the periods in proximity to those dates, which we believe is one indication that the fuel tax adjustment disclosures were not consequential and therefore were not considered material by our investors.

Date	Volume	Close
7/28/2006	1,500	$1.57
7/31/2006	9,600	$1.52
8/1/2006	400	$1.52
8/2/2006	7,500	$1.65
8/3/2006	—	$1.65
8/4/2006	200	$1.50
8/7/2006	—	$1.50
8/8/2006	500	$1.45
8/9/2006	500	$1.55
8/10/2006	—	$1.55
8/11/2006	1,000	$1.55
8/14/2006	1,800	$1.55
8/15/2006	8,700	$1.55
8/16/2006	7,000	$1.50
8/17/2006	3,200	$1.40
8/18/2006	7,800	$1.35
8/21/2006	300	$1.35
8/22/2006	1,800	$1.35
8/23/2006	—	$1.35
8/24/2006	—	$1.35
8/25/2006	—	$1.35
10/30/2006	1,100	$1.47
10/31/2006	117,500	$1.40
11/1/2006	5,000	$1.35
11/2/2006	100	$1.55
11/3/2006	—	$1.55
11/6/2006	500	$1.49
11/7/2006	2,000	$1.50
11/8/2006	100	$1.35
11/9/2006	6,000	$1.40
11/10/2006	1,500	$1.55
11/13/2006	23,100	$1.50
11/14/2006	3,000	$1.50
11/15/2006	5,600	$1.50
11/16/2006	6,500	$1.50
11/17/2006	18,000	$1.40
11/20/2006	9,600	$1.38
11/21/2006	1,000	$1.38
11/22/2006	—	$1.38
11/24/2006	12,500	$1.40
11/27/2006	10,000	$1.35
11/28/2006	5,000	$1.35
3/15/2007	3,000	$1.38
3/16/2007	36,000	$1.50
3/19/2007	22,500	$1.53
3/20/2007	44,400	$1.56
3/21/2007	4,000	$1.60
3/22/2007	300	$1.60
3/23/2007	25,200	$1.53
3/26/2007	18,800	$1.50
3/27/2007	155,800	$1.72
3/28/2007	61,300	$1.60
3/29/2007	38,800	$1.60
3/30/2007	106,900	$1.69
4/2/2007	75,600	$1.85
4/3/2007	30,700	$1.70
4/4/2007	30,700	$1.75
4/5/2007	22,300	$1.76
4/9/2007	17,200	$1.71
4/10/2007	12,300	$1.76
4/11/2007	41,700	$1.70
4/12/2007	5,000	$1.72
4/13/2007	10,800	$1.65
In view of the foregoing, in addition to the quantitative and qualitative discussions outlined in our previous responses, we believe that the fuel tax adjustments were not quantitatively material from an operating metric perspective and were not qualitatively considered to be meaningful to our investor base.

[8]	See http://finance.yahoo.com. Our shares are traded on the OTCBB under the symbol UFEN.OB.

Mr. Andrew Mew
February 24, 2009

Accordingly, we believe that the fuel tax adjustments recognized in the 2005 and 2006 periods would not add meaningfully to information available to investors and others in making their assessments of the historical or projected future performance of the Company and that the judgment of a reasonable person relying on the Company’s reported financial information would not have been changed or influenced by the inclusion or correction of the misstatements.
a.	Refer to the table summarizing the quantitative effect of the fuel tax adjustments.
•	Revise your analysis to show how the errors quantitatively affected the individual significant line items such as costs of sales, revenues etc. by presenting “as reported” and “as adjusted” amounts for all periods.

Company Response: Please refer to Response (a) and Appendix A.

•	Include in your analysis the impacts of the accounting errors on the corresponding quarterly financial statements from 2002 to 2006.

Company Response: Please refer to Response (a) and Appendix A.

•	Include in your analysis the impacts of the accounting errors on Net Income and EPS data line items for all periods.

Company Response: Please refer to Response (a) and Appendix A.

•	Please provide analyses for any impacted ratios or metrics not presented in the financial statements that may be useful for a reader to understand the business.

Company Response: Please refer to Response (a).
b.	We note that you disclosed the impact of your fuel tax adjustments in discussing your results of operations for each period. Please explain how you concluded that they were important for readers in understanding your results of operations yet not deemed material for the purposes of restating the financial statements.
Company Response:
Though the fuel tax adjustments were not considered material, we believed that a discussion of the status of the fuel tax audit and related accruals in the Management’s Discussion and Analysis was useful disclosure since, prior to settlement, the audit represented an uncertainty. As noted, Item 303 of

Mr. Andrew Mew
February 24, 2009

Regulation S-K not only requires a discussion of liquidity, capital resources, and results of operations but also requires the company to “provide such other information that the company believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations (emphasis added).” Accordingly, the Company’s disclosure of the impact of the fuel tax adjustments in the discussion of its results of operations should not be construed as an admission by the Company that the impact of such fuel tax adjustments were material. Indeed, the Company respectfully submits that the disclosure rules do not preclude the Company from discussing items that may not be deemed material. In this instance, the Company believes that the disclosure of the impact of the fuel tax adjustment in Management’s Discussion and Analysis for the purpose of facilitating a better understanding of the Company’s results of operations does not lead to the conclusion that the Company’s financial statements need to be restated9.
c.	Tell us and disclose your accounting policy for fuel taxes with the related amounts including how and where they are recorded in the financial statements. Refer to EITF 06-03.
Company Response:
Our policy has been to record the fuel tax on a net basis. Therefore, we generally do not present fuel tax within cost of sales. This policy is consistent with the fact that we attempt to pass the fuel tax expense along to our customers in our arrangements and thus believe that the fuel tax revenue and related expense are best presented on a net basis within our revenue caption. The fuel tax adjustments that were recorded as a result of the fuel tax audit process were presented as cost of sales in our statements of income for 2005 and 2006 since we were not able to retroactively pass through these costs to our customers and, therefore, we effectively incurred an incremental (not net) cost of doing business. We plan to clarify our fuel tax expense accounting policy in our 2008 Annual Report on Form 10-K as follows:
Taxes are assessed by various governmental authorities on many different types of transactions. The Company accounts for taxes collected from customers and remitted to governmental authorities in accordance with Emerging Issues Task Force (“EITF”) No. 06-3, How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). The Company presents taxes on a net basis in its consolidated statement of operations.
* * * *
     In connection with responding to the Staff’s comments, the Company acknowledges that:

[9]	The materiality threshold for MD&A disclosure (i.e., reasonably likely) is not equivalent to the materiality threshold under SAB 99 (i.e., “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”) (emphasis added).

Mr. Andrew Mew
February 24, 2009

     that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any additional comments or question, please contact the undersigned at ((714) 923-3003). Thank you for your assistance in this matter.

Yours truly,
/s/ William C. Bousema
William C. Bousema
Executive Vice President and Chief Financial Officer

cc:	Jesse Tutor, Chairman of Audit Committee David Heath, Engagement Partner — Johnson, Miller & Co., CPA’s PC

Appendix A
FY 2006

	Annual Period				Q1-06				Q2-06				Q3-06				Q4-06
		Fuel tax				Fuel tax				Fuel tax				Fuel tax				Fuel tax
		adjustment				adjustment		%		adjustment				adjustment		%		adjustment		%
		included	2006	% impact		included	Q1-06	impact		included	Q2-06%			included	Q3-06	impact		included	Q4-06	impact
		within “as	(exluding	on “as		within “as	(exluding	on “as		within “as	(exluding	impact on “as		within “as	(exluding	on “as		within “as	(exluding	on “as
(In thousands, except per	2006 (as	reported”	fuel tax	reported”	Q1-06 (as	reported”	fuel tax	reported”	Q2-06 (as	reported”	fuel tax	reported”	Q3-06 (as	reported”	fuel tax	reported”	Q4-06 (as	reported”	fuel tax	reported”
share data)	reported)	amounts	adjustment)	amount	reported)	amounts	adjustment)	amount	reported)	amounts	adjustment)	amount	reported)	amounts	djustment)	amount	reported)	amounts	adjustment)	amount

Revenue	$335,109	$—	$335,109	0.00%	$75,517	$—	$75,517	0.00%	$92,743	$—	$92,743	0.00%	$91,134	$—	$91,134	0.00%	$75,715	$—	$75,715	0.00%

Cost of sales	294,387	(469)	293,918	0.16%	66,885	—	66,885	0.00%	82,334	—	82,334	0.00%	79,867	(680)	79,187	0.85%	65,301	211	65,512	-0.32%

Gross profit	40,722	469	41,191	-1.15%	8,632	—	8,632	0.00%	10,409	—	10,409	0.00%	11,267	680	11,947	-6.04%	10,414	(211)	10,203	2.03%

Expenses	33,254	—	33,254	0.00%	7,375	—	7,375	0.00%	8,261	—	8,261	0.00%	8,736	—	8,736	0.00%	8,882	—	8,882	0.00%

Operating income	7,468	469	7,937	-6.28%	1,257	—	1,257	0.00%	2,148	—	2,148	0.00%	2,531	680	3,211	-26.87%	1,532	(211)	1,321	13.77%

Other income (expense)	(4,764)	—	(4,764)	0.00%	(1,084)	—	(1,084)	0.00%	(1,222)	—	(1,222)	0.00%	(1,308)	—	(1,308)	0.00%	(1,150)	—	(1,150)	0.00%

Income before income taxes	2,704	469	3,173	-17.34%	173	—	173	0.00%	926	—	926	0.00%	1,223	680	1,903	-55.60%	382	(211)	171	55.24%

Income tax expense	1,099	—	1,099	0.00%	74	—	74	0.00%	336	—	336	0.00%	455	—	455	0.00%	234	—	234	0.00%

Net Income (loss)	1,605	469	2,074	-29.22%	99	—	99	0.00%	590	—	590	0.00%	768	680	1,448	-88.54%	148	(211)	(63)	142.57%

Preferred stock dividend (Note 3)	737	—	737	0.00%	—	—	—	0.00%	226	—	226	0.00%	256	—	256	0.00%	255	—	255	0.00%

Net income (loss) available to common shareholders	$868	$469	$1,337	-54.03%	$99	$—	$99	0.00%	$364	$—	$364	0.00%	$512	$680	$1,192	-132.81%	$(107)	$(211)	$(318)	-197.20%

Net income per common share:
Basic	$0.06	$0.04	$0.10	-54.03%	$0.01	$—	$0.01	0.00%	$0.03	$—	$0.03	0.00%	$0.04	$0.05	$0.09	-132.81%	$0.01	$(0.01)	$(0.00)	142.57%
Diluted	$0.07	$0.02	$0.09	-29.22%	$0.01	$—	$0.01	0.00%	$0.03	$—	$0.03	0.00%	$0.04	$0.03	$0.07	-46.22%	$0.01	$(0.01)	$(0.00)	169.61%

Note 1: As disclosed in our Form 10-Q for the period ended September 30, 2006 (filed on November 13, 2006), we recorded an additional fuel tax accrual of $680 thousand that was based upon an estimate of potential tax assessments related to an ongoing tax audit that was not settled until the first quarter of 2007 (prior to the filing of our 2006 Form 10-K). Also, as disclosed in our Form 10-K/A for the period ended December 31, 2006 (filed on September 21, 2007) we reversed out approximately $211 thousand of our fuel tax audit reserve based upon the final tax audit assessment. Our September 25, 2008 letter to the Staff included a table on page 3 indicating that the 2006 fuel tax adjustment was $470 thousand; this was a rounded figure as compared to the actual figure of $469 thousand presented here.
Note 2: The final breakdown of the additional fuel tax accruals and fuel tax audit results is as follows:

Additional fuel tax
accruals
2006 — Accruals	$469
2005 — Accrual	372

$841

	Fuel tax audit results
	2002	2003	2004	Total

Additional Tax	482	173	19	674
Interest	125	39	3	167

	607	212	22	841

Note 3: We first issued preferred stock dividends during 2006. All prior periods presented do not include preferred stock dividends.

Appendix A
FY 2005

	Annual Period				Q1-05				Q2-05				Q3-05				Q4-05
		Fuel tax				Fuel tax				Fuel tax				Fuel tax				Fuel tax
		adjustment				adjustment		%		adjustment				adjustment		%		adjustment		%
		included	2005	% impact		included	Q1-05	impact		included	Q2-05%			included	Q3-05	impact		included	Q4-05	impact
		within “as	(exluding	on “as		within “as	(exluding	on “as		within “as	(exluding	impact on “as		within “as	(exluding	on “as		within “as	(exluding	on “as
(In thousands, except per	2005 (as	reported”	fuel tax	reported”	Q1-05 (as	reported”	fuel tax	reported”	Q2-05 (as	reported”	fuel tax	reported”	Q3-05 (as	reported”	fuel tax	reported”	Q4-05 (as	reported”	fuel tax	reported”
share data)	reported)	amounts	adjustment)	amount	reported)	amounts	adjustment)	amount	reported)	amounts	adjustment)	amount	reported)	amounts	djustment)	amount	reported)	amounts	adjustment)	amount

Revenue	$283,588	$—	$283,588	0.00%	$56,565	$—	$56,565	0.00%	$63,467	$—	$63,467	0.00%	$80,728	$—	$80,728	0.00%	$82,828	$—	$82,828	0.00%

Cost of sales	251,009	(372)	250,637	0.15%	49,490	—	49,490	0.00%	56,235	—	56,235	0.00%	71,961	(372)	71,589	0.52%	73,323	—	73,323	0.00%

Gross profit	32,579	372	32,951	-1.14%	7,075	—	7,075	0.00%	7,232	—	7,232	0.00%	8,767	372	9,139	-4.24%	9,505	—	9,505	0.00%

Expenses	27,723	—	27,723	0.00%	6,176	—	6,176	0.00%	6,341	—	6,341	0.00%	7,269	—	7,269	0.00%	7,937	—	7,937	0.00%

Operating income	4,856	372	5,228	-7.66%	899	—	899	0.00%	891	—	891	0.00%	1,498	372	1,870	-24.83%	1,568	—	1,568	0.00%

Other income (expense)	(3,367)	—	(3,367)	0.00%	(640)	—	(640)	0.00%	(742)	—	(742)	0.00%	(892)	—	(892)	0.00%	(1,093)	—	(1,093)	0.00%

Income before income taxes	1,489	372	1,861	-24.98%	259	—	259	0.00%	149	—	149	0.00%	606	372	978	-61.39%	475	—	475	0.00%

Income tax expense	610	—	610	0.00%	104	—	104	0.00%	78	—	78	0.00%	238	—	238	0.00%	190	—	190	0.00%

Net Income	$879	$372	$1,251	-42.32%	$155	$—	$155	0.00%	$71	$—	$71	0.00%	$368	$372	$740	-101.09%	$285	$—	$285	0.00%

Net income per common share:
Basic	$0.07	$0.04	$0.11	-42.32%	$0.01	$—	$0.01	0.00%	$0.01	$—	$0.01	0.00%	$0.03	$0.03	$0.06	-101.09%	$0.02	$—	$0.02	0.00%
Diluted	$0.07	$0.03	$0.10	-42.32%	$0.01	$—	$0.01	0.00%	$0.01	$—	$0.01	0.00%	$0.03	$0.03	$0.06	-101.09%	$0.02	$—	$0.02	0.00%

Note: As disclosed in our Form 10-Q for the period ended June 30, 2006 (filed on August 11, 2006), we accrued approximately $372 thousand during the third quarter of 2005 related to a potential tax assessment in connection with an ongoing fuel tax audit. The fuel tax audit was settled during the first quarter of 2007 (prior to the filing of our 2006 Form 10-K). Our September 25, 2008 letter to the Staff included a table on page 3 indicating that the 2005 fuel tax adjustment was $400 thousand; this was a rounded figure as compared to the actual figure of $372 thousand presented here.

Appendix A
FY 2004

		Fuel tax
		adjustment	2004	% impact on
		excluded from	(including	“as
	2004 (as	“as reported”	fuel tax	reported”
(In thousands, except per share data)	reported)	amounts	adjustment)	amount

Revenue	$180,582	$—	$180,582	0.00%
Cost of sales	154,803	19	154,822	-0.01%

Gross profit	25,779	(19)	25,760	0.07%
Expenses	22,674	—	22,674	0.00%

Operating income	3,105	(19)	3,086	0.61%
Other income (expense)	(2,351)	(3)	(2,354)	-0.13%

Income before income taxes	754	(22)	732	2.92%

Income tax expense	348	—	348	0.00%

Net Income	$406	$(22)	$384	5.42%

Net income per common share:
Basic	$0.04	$(0.01)	$0.03	5.42%

Diluted	$0.04	$(0.01)	$0.03	5.42%

Note: The fuel tax adjustment relates to an additional tax assessment by the tax authorities based upon a tax audit that was settled during the first quarter of 2007 (prior to the filing of our 2006 Form 10-K). The amount allocated to other income (expense) relates to interest assessed on the addiitonal tax.

Appendix A
FY 2003

		Fuel tax
		adjustment	2003	% impact on
		excluded from	(including	“as
	2003 (as	“as reported”	fuel tax	reported”
(In thousands, except per share data)	reported)	amounts	adjustment)	amount

Revenue	$146,345	$—	$146,345	0.00%
Cost of sales	121,657	173	121,830	-0.14%

Gross profit	24,688	(173)	24,515	0.70%
Expenses	21,072	—	21,072	0.00%

Operating income	3,616	(173)	3,443	4.78%
Other income (expense)	(2,569)	(39)	(2,608)	-1.52%

Income before income taxes	1,047	(212)	835	20.25%

Income tax expense	458	—	458	0.00%

Net Income	$589	$(212)	$377	35.99%

Net income per common share:
Basic	$0.05	$(0.02)	$0.03	35.99%

Diluted	$0.05	$(0.02)	$0.03	35.99%

Note: The fuel tax adjustment relates to an additional tax assessment by the tax authorities based upon a tax audit that was settled during the first quarter of 2007 (prior to the filing of our 2006 Form 10-K). The amount allocated to other income (expense) relates to interest assessed on the addiitonal tax. Our September 25, 2008 letter to the Staff included a table on page 3 indicating that the 2003 fuel tax adjustment was $200 thousand; this was a rounded figure as compared to the actual figure of $212 thousand presented here.

Appendix A
FY 2002

		Fuel tax
		adjustment	2002	% impact on
		excluded from	(including	“as
	2002 (as	“as reported”	fuel tax	reported”
(In thousands, except per share data)	reported)	amounts	adjustment)	amount

Revenue	$121,091	$—	$121,091	0.00%
Cost of sales	98,909	482	99,391	-0.49%

Gross profit	22,182	(482)	21,700	2.17%
Expenses	22,087	—	22,087	0.00%

Operating income (loss)	95	(482)	(387)	507.37%
Other income (expense)	(2,129)	(125)	(2,254)	-5.87%

Loss before income taxes	(2,034)	(607)	(2,641)	-29.84%

Income tax benefit	(637)	—	(637)	0.00%

Net loss	$(1,397)	$(607)	$(2,004)	-43.45%

Net loss per common share:
Basic	$(0.12)	$(0.06)	$(0.18)	-43.45%

Diluted	$(0.12)	$(0.06)	$(0.18)	-43.45%

Note: The fuel tax adjustment relates to an additional tax assessment by the tax authorities based upon a tax audit that was settled during the first quarter of 2007 (prior to the filing of our 2006 Form 10-K). The amount allocated to other income (expense) relates to interest assessed on the addiitonal tax. Our September 25, 2008 letter to the Staff included a table on page 3 indicating that the 2002 fuel tax adjustment was $600 thousand; this was a rounded figure as compared to the actual figure of $607 thousand presented here.

Appendix B

	2006			2005
			Excluding fuel			Excluding fuel
		As	tax		As	tax
($ in millions)	Guidance	reported	adjustment	Guidance	reported	adjustment

Revenue	$325-$350	$335	$335	$275-$285	$283	$283
Net Income	$2.0-$2.5	$1.6	$2.1	$0.8-$0.9	$0.9	$1.3
EBITDA	$9.0-$11.0	$10.6	$11.1	$6.4-$6.7	$6.6	$7.0
Net Income to EBITDA reconciliation:

	2006		2005
		Excluding fuel		Excluding
	As	tax	As	fuel tax
($ in thousands)	reported	adjustment	reported	adjustment

Net Income	$1,605	$2,074	$879	$1,251
Income tax expense	1,099	1,099	610	610
Interest expense	4,612	4,612	3,239	3,239
Amortization	474	474	427	427
Depreciation	2,012	2,012	1,260	1,260
Non-cash expenses	843	843	193	193

EBITDA	$10,645	$11,114	$6,608	$6,980

Note: 2006 and 2005 guidance information was provided in Forms 8K filed on December 14, 2006 and February 9, 2006, respectively. 2006 “as reported” amounts and EBITDA components are per our 2006 Form 10K/A (filed on September 21, 2007). 2005 “as reported” amounts and EBITDA components are per our 2005 Form 10K (filed on April 3, 2006). Other non-cash expenses that are also a component of EBITDA were disclosed in Forms 8K filed on April 17, 2008 and March 28, 2007, respectively.